S.L. Reed & Company
Statement of Income
For the Year Ended December 31, 2015

Revenues	
Commissions	$ 981,239
Fee based income	9,357
Interest income	452,954
Total revenes	1,443,550
Expenses	
Employee compensation and benefits	525,365
Commisison expense	226,058
Execution and clearing charges	162,181
Expense allocation from affiliate	420,600
Interest expense	149
Other operating expenses	68,187
Total Expenses	1,402,540
Net income before income tax provision	41,010
Income tax provision	0
Net Income	$ 41,010